September 9, 2019

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson

Lisa Vanjoske

Tonya K. Aldave

Justin Dobbie

Re:	BioNTech SE
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 5, 2019
CIK No. 0001776985

Ladies and Gentlemen:

On behalf of BioNTech SE (“BioNTech” or the “Company”), we are confidentially submitting this letter in response to a letter, dated August 20, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Amendment No. 1 submitted to the Commission on August 5, 2019 (“Amendment No. 1”) to the Draft Registration Statement on Form F-1 submitted to the Commission on June 19, 2019 (the “Draft Registration Statement”). The Company is concurrently electronically submitting for filing the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 1).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 9, 2019

Draft Registration Statement on Form F-1

Prospectus Summary

Our Pipeline, page 3

1.

We note your response to our prior comment 2 and reissue in part. Please ensure that the graphical depiction of status in the table corresponds with the disclosure in the prospectus regarding how far along each candidate is in the development process. In this regard we note that all the arrows currently appear to show that all trials are half-way complete.

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment. In response to the third sentence of the Staff’s comment, as further informed by the discussion between the Staff and us on August 22, 2019, the Company respectfully advises the Staff that for trials in progress, it will display arrows ending at the halfway point of the applicable column in the pipeline table, and that for trials that have completed, it will display arrows ending at the end of the applicable column in the pipeline table. In response to the second sentence of the Staff’s comment, the Company respectfully advises the Staff that all of its trials are currently in progress, so all of the arrows in the Company’s pipeline chart in the Registration Statement are displayed at the halfway point of the applicable column.

2.

We note your response to our prior comment 3 and reissue in part. Please tell us and revise your use of proceeds section to disclose whether and to what extent you will use the proceeds from this offering in furtherance of the unidentified programs.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 11 and 98 of the Registration Statement in response to the Staff’s comment.

Business

XIV. Third-Party Collaborations, page 186

3.	Please disclose the up-front or execution payments received or paid under the Genetech and Genmab collaboration agreements.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 202 and 204 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 9, 2019

4.

We note your response to our prior comment 8 and reissue in part. Please quantify the milestone and royalty payments under the Penn Agreement or explain to us why you believe they are not material to an understanding of the agreement.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on page 239 of the Registration Statement in response to the Staff’s comment.

4 Revenue from contracts with customers, page F-31

5.

We acknowledge your response to prior comment 11. The revised disclosure states that 8.53 million was recognized as revenue under the Sanofi agreement in the year ended 2018. Please explain why this amount differs from the 41.71 million in the table on page F-31.

Response to Comment No. 5: The Company respectfully advises the Staff that the revenue recognized from Sanofi for the year 2018 of €41.7 million comprises the recognition of €8.5 million of revenue that was initially deferred and subsequently recognized as the Company performs under the Sanofi Agreement (further described on pages 203 and 204 of the Registration Statement), and the recognition of €33.2 million of revenue related to the reimbursement of 50% of Cellscript sublicense costs separately agreed between the Company and Sanofi under a Sub-sublicense Agreement dated December 22, 2018. The Company has revised the disclosure on page F-45 of the Registration Statement in response to the Staff’s comment.

*****

Please contact me at (212) 841-1111 or Matthew T. Gehl at (212) 841-1113 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric W. Blanchard

Eric W. Blanchard

Covington & Burling LLP

cc:	Prof. Ugur Sahin, M.D., BioNTech SE

Dr. Sierk Poetting, Ph.D., BioNTech SE

Dr. James Ryan, Ph.D., BioNTech SE

Paul Claydon, Covington & Burling LLP

Kristian Wiggert, Covington & Burling LLP

Matthew T. Gehl, Covington & Burling LLP

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

September 9, 2019

Jochen Dieselhorst, Freshfields Bruckhaus Deringer LLP

Peter Versteegen, Freshfields Bruckhaus Deringer LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

Stephan Hutter, Skadden, Arps, Slate, Meagher & Flom LLP